Exhibit 99.1

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 15, 2013

YOU ARE HEREBY NOTIFIED that the Annual General Meeting (the “Meeting”) of shareholders (the “Shareholders”) of Asia Pacific Wire & Cable Corporation Limited (the “Company”) will be held at the principal executive offices of the Company, located at Room B, 7th Fl., No. 132, Min-Sheng East Road Section 3, Taipei 105, Taiwan, on November 15, 2013 at 10:00 p.m. (Taipei time) / 9:00 a.m. (New York time) for the following purposes:

1.         To confirm due Notice to Shareholders in convening the meeting;

2.         To approve the written record of the last Annual General Meeting of Shareholders of the Company held on October 5, 2012;

3.         To approve the minimum number of directorships at two (2) and the maximum number of directors at ten (10) and to reserve one (1) such directorship as a casual vacancy;

4.         To elect up to nine (9) directors, each to hold office, subject to the provisions of the Bye-Laws, as amended, until re-elected or their successors are appointed at the next Annual General Meeting or any special general meeting of the Shareholders or, upon their resignation, removal or their office otherwise becoming vacant;

5.         To approve the compensation to be paid to the directors;

6.         To present before the meeting audited financial statements for the fiscal year ended December 31, 2012;

7.         To approve the appointment of Ernst &Young as the independent auditors of the Company for the 2013 fiscal year, and to authorize the Board of Directors of the Company acting through its Audit Committee to determine the remuneration of the independent auditors for the 2013 fiscal year; and

8.         To consider such other matters as may be appropriately brought before the Shareholders.

In addition, during the Meeting, there will be a report by management on certain unaudited financial results of the Company for the first six months of 2013. Shareholders of record as of the close of business on October 10, 2013 (the “Record Date”) are entitled to notice of and to vote, in person or by a duly-executed and timely-delivered proxy, at the Meeting or any adjournments or postponements thereof. Enclosed is a proxy statement that contains more information about these matters and the Meeting and a proxy card for registering votes.

Shareholders are encouraged to attend the Meeting. Shareholders not able to attend the Meeting in person are invited to participate by conference telephone by dialing into the Meeting on one of the following numbers:

U.S./Canada callers: 1-855-368-3574

Callers from outside the U.S./Canada: 1-817-385-9056

Conference ID: 85734485

Upon calling into the Meeting, the conference call operator will request your name and the number of shares of the Company that you own. Thereafter, you will be joined to the Meeting along with other shareholder participants.

BY ORDER of the Directors /s/ Appleby Services (Bermuda) Ltd. Bermuda Resident Assistant Secretary
Dated: October 18, 2013

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
Canon’s Court
22 Victoria Street
Hamilton Hm Ex
Bermuda

PROXY
STATEMENT
FOR
ANNUAL GENERAL MEETING OF SHAREHOLDERS
to be held on November 15, 2013

This Proxy Statement is furnished to shareholders (“Shareholders”) of Asia Pacific Wire & Cable Corporation Limited, a Bermuda company (the “Company”), in connection with the solicitation of proxies in the form enclosed herewith for use at the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held at the principal executive offices of the Company, located at Room B, 7th Fl., No. 132, Min-Sheng East Road Section 3, Taipei 105, Taiwan, on November 15, 2013 at 10:00 p.m. (Taipei time) / 9:00 a.m. (New York time) for the purposes set forth in the Notice of Meeting and described herein.

Holders of record of Common Shares of the Company (the “Common Shares”) as of the close of business on October 10, 2013 (the “Record Date”), are entitled to receive notice of, and to vote at, the Meeting. The outstanding Common Shares constitute the only class of securities entitled to vote at the Meeting, and each Common Share entitles the holder thereof to one vote. At the close of business on the Record Date, there were 13,830,769 Common Shares issued, and 13,819,669 Common Shares issued and outstanding. There are 11,100 issued Common Shares that are held in treasury by the Company and those treasury shares do not have any associated voting rights for purposes of the voting at the Meeting.

Common Shares may be voted if the Shareholder is present in person or represented by proxy. At least two Shareholders holding a majority of the shares outstanding and entitled to vote as of such date must be present in person or represented by proxy for a quorum to exist at the Meeting. If a quorum is not present, the Meeting may be dissolved or adjourned from time to time until a quorum is present.

Common Shares represented by proxies in the form enclosed, if such proxies are properly executed and returned and not revoked, will be voted as specified. For purposes of determining the number of votes cast with respect to (i) the approval of the prior meeting minutes, (ii) the approval of the total number of directors and the reservation of a casual vacancy, (iii) the approval of compensation of the members of the Board of Directors and (iv) the appointment of Ernst & Young as the Company’s independent auditors and authorization of the Board of Directors of the Company acting through its Audit Committee to determine the remuneration of the independent auditors, only those votes cast “for” or “against” shall be included. For the purpose of determining the number of votes cast with respect to the election of members of the Board of Directors, only votes cast “for” shall be included. To be voted, other than in the case of a vote in person at the meeting, proxies must be timely delivered to the principal solicitation agent of the Company, Broadridge Financial Solutions, Inc., or as directed on the enclosed proxy card.  In order to be considered timely delivered, proxies must be received by the Company’s solicitation agent not later than 5:00 p.m.(New York time) on November 13, 2013. Any Shareholder wishing to vote in person at the Meeting must establish his or her identity and entitlement to vote the number of Common Shares the Shareholder wishes to vote, to the satisfaction of the Inspectors of Election appointed for the Meeting, prior to any vote of that Shareholder being counted with regard to the proposals to be voted upon at the Meeting.

This Proxy Statement and the enclosed proxy were mailed to Shareholders on or about October 18, 2013. The Company will bear the entire cost of preparing, assembling, printing and mailing this Proxy Statement, the accompanying proxy card and any additional materials which may be furnished to Shareholders. Copies of solicitation materials will be furnished to brokerage houses, fiduciaries and custodians, acting as nominees, to forward to beneficial owners of Common Shares that are held in the names of such nominees. The solicitation of proxies will be made by the use of the mails and through direct communication with certain Shareholders or their representatives by officers, directors and employees of the Company, who will receive no additional compensation therefor. In addition, the Company will utilize the services of Broadridge Financial Solutions, Inc. (and its agents) and Appleby Management (Bermuda) Ltd. to act as solicitation agents.

Shareholders may inspect and copy (at prescribed rates) the Annual Report for the fiscal year ended December 31, 2012 and the Company’s other filings with the Securities and Exchange Commission (“SEC”) at the SEC’s Public Reference Room located at 100 F Street N.E., Room 1580, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. The Company’s SEC filings may also be accessed electronically by means of the SEC’s website located at www.sec.gov and locating the Company under the link for Company Filings.  The Company’s registry of record (but not beneficial) Shareholders is maintained by the Company’s Bermuda transfer agent, Appleby Services (Bermuda) Ltd. at the registered office specified above for the Company in Bermuda. The registry of record Shareholders shall be available for inspection at the registered office of the Company in Bermuda during certain business hours for the period commencing not less than ten (10) days before the date of the Meeting through the date of the Meeting. Any Shareholder interested in inspecting the registry of record Shareholders of the Company should contact Appleby Services (Bermuda) Ltd. to determine the dates and times when the Company’s registry will be available for inspection.

PROPOSAL NO. 1
APPROVAL OF MINUTES OF PREVIOUS ANNUAL GENERAL MEETING

The last Annual General Meeting of the Company was held on October 5, 2012 (the “Prior Meeting”). The Minutes of the Prior Meeting were recorded by the Secretary of the Prior Meeting. The minutes of the Prior Meeting shall be available for inspection by Shareholders for the period commencing not later than ten (10) days prior to the date of the Meeting at the registered office of the Company located at Canon’s Court, 22 Victoria Street, Hamilton, HMEX Bermuda. The Board of Directors recommends to the Shareholders that the Minutes of the Prior Meeting be approved.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE MINUTES OF THE PRIOR MEETING.

PROPOSAL NO. 2
APPROVAL OF TOTAL NUMBER OF DIRECTORS AND RESERVATION OF CASUAL VACANCY

The Board of Directors recommends to the Shareholders that that the minimum number of directors be fixed at two (2), the maximum number of directors be fixed at ten (10) and that one (1) vacancy shall exist on the Board of Directors, which shall be deemed to be a casual vacancy, which may be filled from time to time by the Board of Directors in accordance with the provisions of the Bye-Laws.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE TOTAL NUMBER OF DIRECTORS AND RESERVATION OF A CASUAL VACANCY.

PROPOSAL NO. 3
ELECTION OF MEMBERS OF THE BOARD OF DIRECTORS

The Directors are elected annually to serve until the next Annual General Meeting of Shareholders or until their successors are elected, except that, in the case of vacancies, the Board of Directors then in office may fill such vacancies until the next election of Directors. The following table sets forth certain information, as of September 30, 2013 and subsequent thereto in certain instances, concerning the individuals nominated by the Board of Directors for election as Directors of the Company (each a “Nominee,” and collectively the “Nominees”). Assuming approval by the Shareholders of the Directors’ fees set forth in Proposal No. 4 below, each Director shall be entitled to the payment of Directors’ fees as set forth therein. Proxies may be voted for up to nine (9) Directors. Shareholders may not vote their shares more than once for any one Nominee, as cumulative voting is not permitted.  Write-in voting for candidates not named in this Proxy Statement is also not permitted. All Directors elected to office shall be elected to a single class of Directorship.

Name	Date of Birth	Position and Background
Yuan Chun Tang	November 26, 1960

Mr. Yuan Chun Tang has been a member of the Company’s Board of Directors since 2004 and Chief Executive Officer since 2005. Mr. Yuan served as the Company’s Chairman from 2005 to 2009. He has also served as Chairman of Pacific Electric Wire and Cable Co., Ltd (“PEWC”) since 2004 and has been the Director of Pacific Construction Corp. Ltd since 2002. Mr. Yuan served as the Director of Taiwan Co-generation Corp from 2005 to 2008. Mr. Yuan has also been the Chairman of the Taiwan Electric Wire & Cable Industries Association since 2004. He has served as the Supervisor to Taipei Importers/Exporters Association as well as the Director of the Chinese National Federation of Industries in Taiwan since 1998 and 2004, respectively.

Michael C. Lee	September 28, 1951

Mr. Michael C. Lee has been a member of the Company’s Board of Directors since 2004 and is also Chief Executive Officer of PEWC and Chairman of Pacific USA Holdings, Ltd. Mr. Michael C. Lee is not related to Dr. Yichin Lee.

Andy C.C. Cheng	April 29, 1958

Mr. Andy C.C. Cheng was a member of the Company’s Board of Directors from 2004 to 2005 and was reelected in 2007. Mr. Cheng was appointed as Chairman of the Board in 2009. From 1987 to 2003, Mr. Cheng served as Vice President in charge of procurement at PEWC. Mr. Cheng has been an Executive Vice President at PEWC since 2004 and Chairman of each of the investment divisions of PEWC, Tai Ho Investment Co., Ltd. and You Chi Investment Co., Ltd., since June 2008. Mr. Andy C.C. Cheng is not related to Mr. Fang Hsiung Cheng.

David Sun	December 22, 1953

Mr. David Sun has been a member of the Company’s Board of Directors since 2007. He also serves as President of PEWC and Managing Director of Charoong Thai Wire and Cable Public Company Limited. In 2013, Mr. David Sun was appointed as deputy Chief Executive Officer of the Company.

Lambert L. Ding	October 12, 1959

Dr. Lambert L. Ding has been an independent member of the Company’s Board of Directors since 2011 and serves on the Audit Committee, the Compensation Committee and the Nominating Committee. Dr. Ding also serves as President and Chief Executive Officer of Union Environmental Engineering Services in Taiwan.

Ching Rong Shue	March 4, 1950	Mr. Ching Rong Shue has been a member of the Company’s Board of Directors since 2006. He also serves as Vice President of PEWC.
Fang Hsiung Cheng	May 31, 1942	Mr. Fang Hsiung Cheng has been a member of the Company’s Board of Directors since 2006. He also serves as Assistant Vice President of PEWC. Mr. Fang Hsiung Cheng is not related to Mr. Andy C.C. Cheng.
Anson Chan	November 3, 1963

Mr. Chan has been an independent member of the Board of Directors since 2007 and serves on the Audit Committee as its Chairman. He also serves on the Compensation Committee and the Nominating Committee. Mr. Chan is also a Managing Director of the Bonds Group of Companies and was a Senior Advisor to Elliott Associates from 2005 to 2008.

Yichin Lee	January 4, 1961

Dr. Yichin Lee has been an independent member of the Company’s Board of Directors and has served on the Audit Committee since 2007. He also serves on the Compensation Committee. Dr. Lee is also a director and CEO of Giga Media Limited (NASDAQ: GIGM). Dr. Yichin Lee holds a doctorate degree in resource planning and management from Stanford University. Dr. Yichin Lee is not related to Mr. Michael C. Lee.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF EACH OF THE NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS.

PROPOSAL NO. 4
DIRECTORS’ COMPENSATION

In addition to reimbursement for reasonable travel, hotel and incidental expenses in attending meetings of the Board of Directors or committees thereof, the Board of Directors proposes that each Director receives as compensation for his services in the ensuing year a cash payment in the amount of $30,000, if such Director is not an officer or employee of the Company or any of its affiliates, and a cash payment in the amount of $20,000, if such director also serves as an officer or employee of the Company or any of its affiliates.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE COMPENSATION OF THE BOARD OF DIRECTORS.

PROPOSAL NO. 5
APPOINTMENT OF INDEPENDENT AUDITORS AND AUTHORIZATION TO DETERMINE REMUNERATION OF INDEPENDENT AUDITORS

The Board of Directors recommends that Ernst & Young be appointed as the Company’s independent auditors until the next Annual General Meeting of Shareholders to audit the financial statements of the Company for the current fiscal year, and that the Board of Directors acting through its Audit Committee be authorized to determine the remuneration of the independent auditors for the current fiscal year. Representatives of Ernst & Young will be available telephonically at the Meeting to respond to appropriate questions from the Shareholders and will be given an opportunity to make a statement should they desire to do so.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THE APPOINTMENT OF ERNST & YOUNG AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE CURRENT FISCAL YEAR AND THE AUTHORIZATION OF THE BOARD OF DIRECTORS ACTING THROUGH ITS AUDIT COMMITTEE TO DETERMINE THE REMUNERATION OF THE INDEPENDENT AUDITORS FOR THE CURRENT FISCAL YEAR.

OTHER MATTERS

     At the Meeting, there will be a report by management on certain unaudited consolidated financial results of the Company for the six-month period ended June 30, 2013.

     The Directors know of no other business to be presented at the Annual General Meeting of Shareholders. If other matters properly come before the Annual General Meeting of Shareholders in accordance with the Company’s Bye-Laws, the persons designated as proxies will vote in accordance with their best judgment.

     Any Shareholder wishing to submit a proposal for inclusion in the proxy statement for the 2014 Annual General Meeting of Shareholders must submit the proposal to the Secretary of the Company by December 31, 2013. Such proposal must also comply with the requirements as to form and substance established under the laws of Bermuda for such proposals to be included in the proxy statement.

/s/ Appleby Services (Bermuda) Ltd. Bermuda Resident Assistant Secretary
Dated: October 18, 2013

PROXY

THIS PROXY IS BEING SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS OF

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

The undersigned, a shareholder of Asia Pacific Wire & Cable Corporation Limited (the “Company”), hereby appoints Mr. Ivan Hsia and Mr. Ken Goertzen, or the designees of either of them, and each of them individually and acting singly, as Proxies to represent and vote all of the Company’s Common Shares held of record by the undersigned, each with full power of substitution, at the Annual General Meeting of Shareholders of the Company, to be held at the principal executive offices of the Company on November 15, 2013 at 10:00 p.m. (Taipei time) / 9:00 a.m. (New York time), and at any adjournment or postponement thereof.

YOUR SHARES CANNOT BE VOTED UNLESS YOU SIGN AND TIMELY RETURN THIS CARD OR YOU ATTEND THE MEETING AND VOTE IN PERSON.

The Board of Directors recommends a vote FOR Proposals 1, 2, 4 and 5 and a vote FOR ALL for Proposal 3.

Proposal 1:  Approval of the Minutes of the Prior Meeting.

☐         FOR

☐         AGAINST

☐         ABSTAIN

Proposal 2:  Approval of Total Number of Directorships and Reservation of Casual Vacancy.

☐         FOR

☐         AGAINST

☐         ABSTAIN

Proposal 3:  Election of Directors.

Nominees:  Yuan Chun Tang, Michael C. Lee, Andy C.C. Cheng, David Sun, Lambert L. Ding, Ching Rong Shue, Fang Hsiung Cheng, Anson Chan, and Yichin Lee.

☐         FOR ALL

☐         WITHHOLD ALL

☐         WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE.  WRITE NAME OF NOMINEE BELOW.

NAME OF NOMINEE:

Proposal 4:  Approval of the Compensation of Directors.

☐         FOR

☐         AGAINST

☐         ABSTAIN

Proposal 5:  Appointment of Ernst & Young as the Company's Independent Auditors for the Current Fiscal Year and Authorization of the Board of Directors Acting through its Audit Committee to Determine Remuneration of the Independent Auditors for the Current Fiscal Year.

☐         FOR

☐         AGAINST

☐         ABSTAIN

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